Exhibit 23 (ii)

To the Board of Directors
General Electric Capital Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 33-43420, 33-51793, 333-22265, 333-59977, and 333-40880) on Form S-3 of General
Electric Capital Corporation, and in the Registration Statement (No. 33-39596) on Form S-3 jointly filed by General Electric Capital Corporation and General Electric Company, of our report dated February 2, 2001, relating to the statement of financial position of General Electric Capital Corporation and consolidated affiliates as of December 31, 2000 and 1999, and the related statements of earnings, changes in share owners' equity and cash flows for each of the years in the three-year period ended December 31, 2000, and the related schedule, which report appears in the December 31, 2000 annual report on Form 10-K of General Electric Capital Corporation.



/s/ KPMG LLP

Stamford, Connecticut
March 23, 2001